EXHIBIT 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	Nine Months Ended September 30,
	2004	2005
Computation of Earnings:
Loss from continuing operations before income taxes and minority interests	$(218,578)	$(386,198)
Add:
Fixed charges (as computed below)	197,521	135,712

	$(21,057)	$(250,486)

Computation of Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends:
Interest expense	$158,193	$99,088
Amortization of deferred financing costs and discounts on long-term debt	7,978	4,174
Interest component of operating lease expense	31,350	32,450

Fixed charges	197,521	135,712
Preferred stock dividends	28,864	28,650

Combined fixed charges and preferred stock dividends	$226,385	$164,362

Ratio of Earnings to Fixed Charges	—	—

Deficiency of Earnings to Cover Fixed Charges	$218,578	$386,198

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—

Deficiency of Earnings to Cover Combined Fixed Charges and Preferred Stock Dividends	$247,442	$414,848